Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-259294

Credit Suisse Asset Management Income Fund, Inc.

Supplement dated February 21, 2024 to the Prospectus and Statement of Additional Information (“SAI”), each dated November 19, 2021.

This supplement amends certain information in the Prospectus and SAI, each dated November 19, 2021, of Credit Suisse Asset Management Income Fund, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus and SAI.

The section of the Prospectus Summary entitled “Portfolio Managers” is deleted in its entirety and replaced with the following:

The Credit Suisse Credit Investments Group (“CIG”) is responsible for the day-to-day portfolio management of the Fund. The current team members responsible for managing the fund are David J. Mechlin, Joshua Shedroff, Wing Chan and Michael Adelman. David J. Mechlin, Joshua Shedroff, Wing Chan and Michael Adelman are the portfolio managers of the team sharing in the day-to-day responsibilities of portfolio management, including overall industry, credit, duration, yield curve positioning and security selection and industry and issuer allocations. See “Management of the Fund— Portfolio Management.”

The section of the Prospectus entitled “Portfolio Management” is deleted in its entirety and replaced with the following:

The Credit Investments Group (previously defined as “CIG”) is responsible for the day-to-day portfolio management of the Fund. The current team members responsible for managing the Fund are David J. Mechlin, Joshua Shedroff, Wing Chan and Micahel Adelman. David J. Mechlin, Joshua Shedroff, Wing Chan and Michael Adelman are the portfolio managers of the team sharing in the day-to-day responsibilities of portfolio management, including overall industry, credit, duration, yield curve positioning and security selection and industry and issuer allocations.

David Mechlin is a Managing Director of Credit Suisse and a Portfolio Manager for CIG with responsibility for senior loans and high yield bonds. He joined CIG as a credit analyst in 2006. Mr. Mechlin holds a B.S. in Finance and Accounting from Stern School of Business at New York University. Mr. Mechlin is a CFA Charterholder.

Joshua Shedroff is a Managing Director of Credit Suisse and a Portfolio Manager for CIG with responsibility for senior loans and high yield. Previously he served as an Associate at The GlenRock Group, a private equity firm, where he evaluated and executed growth equity and leveraged buyout transactions. Prior to that, he worked in the Corporate Development Group at AboveNet, where he focused on their Chapter 11 restructuring. Mr. Shedroff began his career in the Investment Banking Division at Salomon Smith Barney. Mr. Shedroff received an M.B.A. with honors from the Wharton School at the University of Pennsylvania and a B.A. with honors in Economics from Brandeis University.

Wing Chan is a Managing Director of Credit Suisse and a Portfolio Manager for CIG. Ms. Chan is also a member of the CIG Credit Committee. Prior to joining Credit Suisse in 2005, Ms. Chan served as an Associate Portfolio Manager in Invesco’s High Yield group. Previously, Ms. Chan worked at JP Morgan Fleming Asset Management where she shared responsibility for the management of Structured and Long Duration products. Ms. Chan earned a double B.S. in Economics and Finance from the Massachusetts Institute of Technology. Ms. Chan is a CFA Charterholder, and holds Series 3, 7 and 63 licenses.

Michael Adelman is a Director of Credit Suisse and Portfolio Manager for CIG and high-yield bond trader. He joined Credit Suisse as a Credit Analyst in 2013. Previously he worked in leverage finance within the investment banking division at Jefferies. Mr. Adelman received a B.B.A with high distinction from the Stephen M. Ross School of Business at the University of Michigan. Mr. Adelman is a CFA Charterholder.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

The information related to John G. Popp in the section of the Statement of Additional Information entitled “Management of the Fund—Directors” is supplemented as follows:

John G. Popp is Chief Investment Officer of the Fund and another closed-end fund in the Fund Complex. Mr. Popp no longer serves as the Chief Executive Officer and President of the Fund and the other funds in the Fund Complex.

The section of the Statement of Additional Information entitled “Management of the Fund—Officers Who Are Not Directors” is deleted in its entirety and replaced with the following:

Name, Address, and Year of Birth	Position(s) Held With Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years

Omar Tariq Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, New York 10010 Year of Birth: 1983	Chief Executive Officer and President	Since 2024	Director of Credit Suisse since 2019; Chief Financial Officer and Treasurer of the Fund and other Credit Suisse Funds from 2019 to 2024; Senior Manager of PricewaterhouseCoopers, LLP from 2010 to 2019; Officer of other Credit Suisse Funds.

Rose Ann Bubloski Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, New York, 10010 Year of Birth: 1968	Chief Financial Officer and Treasurer	Since 2024	Director and Senior Manager of UBS Asset Management (Americas) Inc. since 2011; Officer of other Credit Suisse Funds.

Brandi Sinkovich Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, New York, 10010 Year of Birth: 1979	Chief Compliance Officer	Since 2023

Director of Credit Suisse since 2023; Vice President and Regulatory Counsel, Exos Financial from 2022 to 2023; Vice President and Compliance Officer, Neuberger Berman from 2019 to 2022; Vice President, Compliance, Goldman Sachs from 2017 to 2019; Associated with Credit Suisse since 2023;

Officer of other Credit Suisse Funds.

Lou Anne McInnis Credit Suisse Asset Management, LLC	Chief Legal Officer	Since 2015	Director of Credit Suisse; Associated with Credit Suisse since April 2015; Counsel at DLA Piper US LLP from 2011 to April 2015; Associated with Morgan Stanley Investment Management from 1997 to 2010; Officer of other Credit Suisse Funds.

Name, Address, and Year of Birth	Position(s) Held With Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years
Eleven Madison Avenue New York, New York 10010 Year of Birth: 1959

Karen Regan Credit Suisse Asset Management, LLC Eleven Madison Avenue New York, New York 10010 Year of Birth: 1963	Senior Vice President and Secretary	Since 2010	Vice President of Credit Suisse; Associated with Credit Suisse since December 2004; Officer of other Credit Suisse Funds.

*	The current terms of office of the Fund’s officers will end at the Board of Directors’ meeting next following the Meeting, at which meeting it is anticipated that the Board will consider electing the Fund’s officers for an additional term.

The section of the Statement of Additional Information entitled “Portfolio Management—Registered Investment Companies, Pooled Investment Vehicles and Other Accounts Managed” is deleted in its entirety and replaced with the following:

As reported to the Fund, the information in the following table reflects the number of registered investment companies, pooled investment vehicles and other accounts managed by each portfolio manager of the Fund and the total assets managed within each category as of December 31, 2023.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Name	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Wing Chan*	4	$3,021 million	57	$36,816 million	29	$7,309 million
David Mechlin*	4	$3,021 million	57	$36,816 million	29	$7,309 million
Joshua Shedroff*	4	$3,021 million	57	$36,816 million	29	$7,309 million
Michael Adelman*	2	$515 million	57	$36,816 million	29	$7,309 million

*	As of December 31, 2023, Messrs. Mechlin, Shedroff and Adelman and Ms. Chan managed 48 accounts which have total assets under management of $30,490 million, of which have additional fees based on the performance of the accounts.

The section of the Statement of Additional Information entitled “Portfolio Management—Portfolio Manager Compensation” is deleted in its entirety and replaced with the following:

Portfolio Manager Compensation

Michael Adelman, Wing Chan, David Mechlin and Joshua Shedroff are compensated for their services by Credit Suisse. Their compensation consists of a fixed base salary and a discretionary bonus that is not tied by formula to the performance of any fund or account. The factors taken into account in determining each of their bonuses includes the Fund’s performance, assets held in the Fund and other accounts managed by each of them, business growth, team work, management, corporate citizenship, etc.

A portion of the bonus may be paid in phantom shares of UBS Group AG stock as deferred compensation. Phantom shares are shares representing an unsecured right to receive on a particular date a specified number of registered shares subject to certain terms and conditions. A portion of the bonus will receive the notional return of the fund(s) the portfolio manager manages and a portion of the bonus will receive the notional return of a basket of other Credit Suisse funds along the product line of the portfolio manager.

Like all employees of Credit Suisse, portfolio managers participate in UBS Group AG’s profit sharing and 401(k) plans.

Portfolio Manager Ownership of Shares

As reported to the Fund, the information in the following table reflects beneficial ownership by the portfolio managers of Shares as of December 31, 2023:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund*(1)
Wing Chan	B
David Mechlin	C
Joshua Shedroff	A
Michael Adelman	A

*	Key to Dollar Ranges:

A.	None

B.	$1 - $10,000

C.	$10,001 - $50,000

D.	$50,001 - $100,000

E.	over $100,000

(1)	“Beneficial Ownership” is determined in accordance with Rule 16a-1(a)(2) promulgated under the 1940 Act.

Investors should retain this supplement for future reference.